As filed with the U.S. Securities and Exchange Commission on May 13, 2026

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

United Microelectronics Corporation

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Taiwan, Republic of China

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

270 Park Avenue, Floor 8, New York, New York 10017

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

T J Lin

UMC GROUP (USA)

488 De Guigne Drive

Sunnyvale, California 94085, USA

Telephone: (408) 523-7800

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott. A. Ziegler, Esq.

Ziegler, Ziegler & Associates LLP

570 Lexington Avenue, Suite 2405

New York, New York 10022

(212) 319-7600

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five common shares of United Microelectronics Corporation	170,000,000	$0.05	$8,500,000	$1173.85
(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit (a)(4) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)	Statement that United Microelectronics Corporation is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of October 21, 2009 among United Microelectronics Corporation, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed as Exhibit (a) to Registration Statement No. 333-162437 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Previously filed as Exhibit (a)(2) to Post-Effective Amendment No. 1 to Registration Statement No. 333-172990 and incorporated herein by reference.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement. Previously filed as Exhibit (a)(3) to Post-Effective Amendment No. 2 to Registration Statement No. 333-172990 and incorporated herein by reference.

(a)(4)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(4).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 13, 2026.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, United Microelectronics Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on May 13, 2026.

United Microelectronics Corporation

By:	/s/ Jason Wang
Name:	Jason Wang
Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jason Wang and Ming Hsu, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement on Form F-6 has been signed by the following persons on May 13, 2026, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Stan Hung Stan Hung	Chairman of the Board of Directors, Director

/s/ Jason Wang Jason Wang	Chief Executive Officer and Director

/s/ Ming Hsu Ming Hsu	President, Chief Operating Officer and Director

/s/ Lih J. Chen Lih J. Chen	Independent Director

/s/ Jyuo-Min Shyu Jyuo-Min Shyu	Independent Director

/s/ Kuang Si Shiu Kuang Si Shiu	Independent Director

/s/ Wen-Hsin Hsu Wen-Hsin Hsu	Independent Director

/s/ Ling-Ling Wu Ling-Ling Wu	Independent Director

/s/ Su Lin Wang Su Lin Wang	Independent Director

/s/ Chitung Liu Chitung Liu	Chief Financial Officer, Senior Vice President and Head of Corporate Governance

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of United Microelectronics Corporation, has signed this Registration Statement on Form F-6 on May 13, 2026.

UMC GROUP (USA)

By:	/s/ T J Lin
	Name:	T J Lin
	Title:	President

INDEX TO EXHIBITS

Exhibit Number

(a)(4)	Form of American Depositary Receipt

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary

(e)	Rule 466 Certification